Exhibit 99.2

VOTING RESULTS

JBS N.V. 2026 ANNUAL GENERAL MEETING

HELD ON 30 APRIL 2026

	For		Against		Abstain[1]	Total
Agenda Item	Votes	%	Votes	%	Votes	Votes	% of issued and outstanding share capital represented
2.d Adoption of the annual accounts	3.535.034.393	99.99	179.485	0.01	2.421.499	3.537.635.377	94.98
3. Discharge of the Directors	3.326.272.850	99.93	2.490.752	0.07	208.871.775	3.537.635.377	94.98
4a. Reappointment of Mr. Gilberto Tomazoni	3.295.575.659	98.72	42.716.208	1.28	199.343.510	3.537.635.377	94.98
4b. Reappointment of Mr. Jeremiah O'Callaghan	3.284.820.188	98.55	48.411.648	1.45	204.403.541	3.537.635.377	94.98
4c. Reappointment of Mr. Wesley Mendonça Batista	3.246.255.043	97.24	92.036.646	2.76	199.343.688	3.537.635.377	94.98
4d. Reappointment of Mr. Joesley Mendonça Batista	3.276.247.730	98.14	62.043.959	1.86	199.343.688	3.537.635.377	94.98
4e. Reappointment of Ms. Kátia Regina de Abreu Gomes	3.513.673.702	99.47	18.689.808	0.53	5.271.867	3.537.635.377	94.98
4f. Reappointment of Mr. Paulo Bernardo Silva	3.314.381.343	99.44	18.669.940	0.56	204.584.094	3.537.635.377	94.98
4g. Reappointment of Mr. Carlos Hamilton Vasconcelos Araújo	3.317.230.058	99.53	15.822.214	0.47	204.583.105	3.537.635.377	94.98
4h. Reappointment of Mr. Henrique de Campos Meirelles	3.330.836.806	99.93	2.270.638	0.07	204.527.933	3.537.635.377	94.98
4i. Reappointment of Mr. Raul Alfredo Padilla	3.330.838.833	99.93	2.270.508	0.07	204.526.036	3.537.635.377	94.98
5. Reappointment of KPMG Accountants N.V.	3.536.485.407	99.97	1.018.515	0.03	131.455	3.537.635.377	94.98
6. Authorization of the Board to issue Shares	3.335.672.149	94.29	201.816.585	5.71	146.643	3.537.635.377	94.98
7. Authorization of the Board to limit or to exclude pre-emptive rights	3.332.498.718	94.21	204.930.352	5.79	206.307	3.537.635.377	94.98
8. Authorization of the Board to acquire Class A Common Shares	3.535.106.871	99.93	2.345.353	0.07	183.153	3.537.635.377	94.98
9. Cancellation of Shares	3.535.156.488	99.93	2.312.945	0.07	165.944	3.537.635.377	94.98

[1]	Abstentions are regarded as votes not cast (article 30.4 of the articles of association).